------------------------- -----------------------------------------------------------------------------------------------
SEC POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
CONTAINED IN THIS FORM 1746 (11-02) ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
-------------------------------------------------------------------------------------------------------------------------

                                                                                         --------------------------------
                                     UNITED STATES                                                OMB APPROVAL
                                                                                         --------------------------------
                          SECURITIES AND EXCHANGE COMMISSION                             OMB Number:  3235-0145
                                                                                         --------------------------------
                                WASHINGTON, D.C. 20549                                   Expires: February 28, 2009
                                                                                         --------------------------------
                                                                                         Estimated average burden hours
                                                                                         per response . . . . . 14.5
                                                                                         --------------------------------




                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 8)*


                              Ascendia Brands, Inc.
--------------------------------------------------------------------------------
                                (Name of Company)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    15670X104
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

    Mathew Hoffman, Esq.                            Eleazer Klein, Esq.
Prentice Capital Management, LP                   Schulte Roth & Zabel LLP
 623 Fifth Avenue, 32nd Floor                         919 Third Avenue
    New York, NY 10022                               New York, NY 10022
      (212) 756-8040                                   (212) 756-2376

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 14, 2007
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

10573643.2

                                  SCHEDULE 13D

---------------------------------                   ----------------------------
CUSIP NO.  15670X104                                PAGE 2 OF 6 PAGES
---------------------------------                   ----------------------------


--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Prentice Capital Management, LP
            73-1728931
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                       (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC (See Item 3)
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
BENEFICIALLY                    4,512,482
  OWNED BY            --------- ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,512,482
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,512,482
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES*                           [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            9.99%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------                   ----------------------------
CUSIP NO.  15670X104                                PAGE 3 OF 6 PAGES
---------------------------------                   ----------------------------


--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Michael Zimmerman
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                       (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC (See Item 3)
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
BENEFICIALLY                    4,512,482
  OWNED BY            --------- ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,512,482
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,512,482
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES*                           [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            9.99%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------                   ----------------------------
CUSIP NO.  15670X104                                PAGE 4 OF 6 PAGES
---------------------------------                   ----------------------------


                         AMENDMENT NO.8 TO SCHEDULE 13D

         Reference is made to the Statement on Schedule 13D filed on July 10, 2006, as amended on August 7, 2006, November 17, 2006, December 29, 2006, January 5, 2007, February 13, 2007, October 25, 2007 and November 21, 2007 (the "Schedule 13D"), on behalf of Prentice Capital Management, LP ("Prentice Capital Management") and Michael Zimmerman ("Mr. Zimmerman" and, together with Prentice Capital Management, the "Reporting Persons"), relating to the Common Stock, par value $0.001 per share, of Ascendia Brands, Inc., a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Shares" are to the Common Stock of the Company. Capitalized terms used herein and not otherwise defined have the meanings given to them in the Schedule 13D.

         The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. Each of Prentice Capital Management and Mr. Zimmerman disclaims beneficial ownership of all of the Shares reported in this Schedule 13D.

ITEM 4.     PURPOSE OF TRANSACTION

         Item 4 of the Schedule 13D is hereby amended to include the following:

         On December 14, 2007, Prentice Capital Management and its affiliates and the Company signed a non-binding letter of intent ("LOI") regarding an acquisition of a new series of preferred stock of the Company (the "Series C Preferred Stock"). Pursuant to the LOI, one or more entities managed or advised by Prentice Capital Management (the "Prentice Investors") and other accredited investors that are acceptable to the Prentice Investors (collectively the "Investors") would invest a minimum of $25,000,000 in 25,000 shares of Series C Preferred Stock at a price of $1,000 per share. The LOI represents an indication of intention and does not constitute a binding commitment, and, except for the Binding Provisions (as defined in the LOI), does not create a legal obligation on the part of any party. The description of the LOI contained herein is a summary only, and is qualified in its entirety by the terms of the LOI, which is filed as Exhibit S hereto and is incorporated herein by reference.

         The Series C Preferred Stock would be senior to all classes of capital stock of the Company with respect to distributions upon liquidation, dissolution, or winding up of the Company and redemption payments. The approval of at least 50.1% of the then outstanding Series C Preferred Stock would be required to approve certain significant corporate actions as described in the LOI.

         In addition, the LOI contemplates that the Board of Directors of the Company would be reconstituted in a manner satisfactory to Prentice Capital Management, including the right

                                  SCHEDULE 13D

---------------------------------                   ----------------------------
CUSIP NO.  15670X104                                PAGE 5 OF 6 PAGES
---------------------------------                   ----------------------------

of affiliates of Prentice Capital Management to appoint a majority of the members of the Board of Directors.

         Under the terms of the LOI, the Series C Preferred Stock would be convertible into shares of Common Stock at a conversion price of $0.25 per share (subject to renegotiation based on the average closing bid price of the Common Stock prior to closing as described in the LOI). The conversion price will be subject to adjustment as a result of anti-dilution provisions.

         For so long as the Company and the Investors are proceeding with negotiation of the transaction described in the LOI, the Investors will have access to the books, records and properties of the Company and to the directors, officers, employees, accountants, attorneys and other representatives of the Company and will have access to material nonpublic information.

         Whether or not the transactions contemplated by the LOI are consummated, the Company will pay the Investors for all reasonable out of pocket fees and expenses incurred in relation to due diligence and investment negotiation and documentation (including third party external legal expenses), such overall fees and expenses not to exceed $400,000 if the closing occurs on or prior to December 31, 2007 (if the closing occurs after December 31, 2007, the Company and the Investors will negotiate in good faith an acceptable fee cap). The Company is responsible for its own fees and expenses.

         The obligations of the Investors and the Company to consummate the closing of the transactions contemplated in the LOI will be subject to customary conditions precedent as described therein. The LOI contemplates that the closing of the transactions contemplated thereby will occur on or prior to December 31, 2007.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

Item 6 of the Schedule 13D is hereby amended to include the following:

         As described in Item 4 above, Prentice Capital Management and its affiliates and the Company signed a non-binding letter of intention regarding an acquisition of Series C Preferred Stock.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended to include the following:

Exhibit S - Letter of Intention dated as of December 14, 2007, by and among Prentice Capital Management and its affiliates and the Company.

                                  SCHEDULE 13D

---------------------------------                   ----------------------------
CUSIP NO.  15670X104                                PAGE 6 OF 6 PAGES
---------------------------------                   ----------------------------



                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 17, 2007

PRENTICE CAPITAL MANAGEMENT, LP




By:  /S/ MICHAEL WEISS
     ----------------------------
     Name:  Michael Weiss
     Title:  Chief Financial Officer

MICHAEL ZIMMERMAN




   /S/ MICHAEL ZIMMERMAN
   ----------------------------
   Michael Zimmerman